August 23, 2007	Writer’s Direct Contact 858.314.5458 slucier@mofo.com

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:	Ms. Kathleen Collins, Accounting Branch Chief
Mr. Patrick Gilmore, Staff Accountant

Re:	Southridge Technology Group, Inc. Current Report on Form 8-K Filed August 20, 2007 File No. 000-52454

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, Southridge Technology Group, Inc. (the “Company”), is Amendment No. 1 to the Current Report on Form 8-K filed on August 22, 2007 (the “Amendment”) amending the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2007 (the “Current Report”). The Amendment is being filed in response to the comments received from the Securities and Exchange Commission (the “Staff”) by letter dated August 21, 2007 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. The comments contained in the Staff Letter have been incorporated into this response letter for your convenience.

1.
We note in the 8-K referenced above, the former accountants letter in Exhibit 16 is dated July 20, 2007 and references an 8-K dated July 15, 2007. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your Form 8-K filed August 20, 2007.

Securities and Exchange Commission
August 23, 2007
Page Two

Response to Comment #1

The Company respectfully advises the Staff that it has filed an updated Exhibit 16 letter with the Amendment.

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Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any further comments or questions regarding this response letter to me at (858) 314-5458. My facsimile number is (858) 523-5972.

Sincerely,

/s/ Sebastian E. Lucier

Sebastian E. Lucier

Enclosure